

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2006

Mr. James W. Swent
Senior Vice President and Chief Financial Officer
ENSCO International Inc.
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

      Re: ENSCO International Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed February 23, 2006
              File No. 1-8097

Dear Mr. Swent:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            April Sifford
                            Branch Chief